Opti-Harvest, Inc.

190 N Canon Dr., Suite 304

Beverly Hills, California 90210

July 1, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Opti-Harvest, Inc.
Offering Statement on Form 1-A (File No. 024-12560)

Dear Sir or Madam:

Opti-Harvest, Inc. (the “Company”) hereby requests that the effectiveness of the Offering Statement on Form 1-A (File No. 024-12560) of the Company (the “Offering Statement”) be accelerated so that the Offering Statement shall become effective at 4:00 p.m. (Eastern Time) on July 2, 2025, or as soon as possible thereafter.

Once the Offering Statement is effective, please confirm such event with our counsel, Law Offices of Thomas E. Puzzo, PLLC, by calling Thomas Puzzo at (206) 522-2256.

Very truly yours,

OPTI-HARVEST, INC.

	By:	/s/ Geoffrey Andersen
	Name:	Geoffrey Andersen
	Title:	Chief Executive Officer

cc: Thomas E. Puzzo, Esq.